CORRESPONDENCE

Dennis Brovarone
Attorney at Law
18 Mountain Laurel Drive
Littleton, CO 80127

March 30, 2005

U.S. Securities and Exchange Commission
Washington, D.C. 20549-0405

   Re:  Apolo Gold Inc.

          Schedule 14A Supplemental Draft Response filed on March 21, 2005 File No. 0-27791

          Forms 10-QSB for the quarters ended September 30, 2004 and December 31, 2004 as amended Filed November 12, 2004 and February 11, 2004


Ladies and Gentlemen:

This correspondence has been filed on EDGAR with amendments to the above filings n response to the Staff's comments of March 25, 2005. Paper copies of the amended Schedule 14A marked to show changes have been faxed and sent via Federal Express. The comments have been reproduced for your convenience and our followed by our responses.
                                  Schedule 14A

Proposal 1 - Election of Directors.
-----------------------------------

  1. We note the disclosure that Mr. Kincaid has negotiated several transactions in the Middle East, including Libya. We also not the disclosure that Mr. Kincaid "will be involved in ongoing negotiations in Libya" as the Company pursues opportunities there. Supplementally explain, with a view toward disclosure, the nature and extent of the Company's business interests and negotiations in Libya. In addition, advise us whether or not Mr. Kincaid will serve as the Company's point person for pursuing business opportunities in Libya. In view of the fact that Libya has been identified by the U.S. State Department as a state sponsor of terrorism, please advise us of the materiality to the Company of conducting operations in Libya, and give us your view as to whether those operations would constitute a material investment risk for your security holders. We may have further comments.

The Company has no current business interests in Libya and it has not conducted any business negotiations involving Libya. However the Company has made inquiries with the U.S. State Department to determine what type and manner of business activity in Libya will not cause the Company to violate U.S. law. Mr. Kincaid has been authorized to represent the Company with respect to business opportunities in Libya though no proposals have as yet been presented to the Company. A clarifying statement regarding no present business or negotiations has been added to Mr. Kincaid's biography. The Company will consider adding an appropriate risk factor to its next annual report on Form 10-KSB for the fiscal year ending June 30, 2005 should it engage in business in Libya over the next six months.

Proposal 3 - Amend the Articles of Incorporation to authorize a Class of
             Preferred Stock
-------------------------------------------------------------------------

  2. We note your response to our comment disclosing your specific plans for the 5,000,000 share Series A Preferred Stock. However, we note that you have not explained your plans for the other 20,000,000 preferred shares you seek to create. Do you have any current plans, proposals, or arrangements to issue any of those additional shares? For example, are there any proposals or plans to acquire any business or engage in any investment opportunity with the additional shares? If so please disclose and if not, please state that you have not such plans, proposals or arrangements written or otherwise at this time.

      Further, in this regard, please clarify whether the Series A Preferred Stock is being issued as part of your acquisition of a 22% interest in the Kazakhstan oil property. If so, include all of the information required by
      Schedule 14A with respect to the acquisition. Refer to Note A of Schedule 14A.

Additional disclosure has been made to state that the Company has no other plans, proposals or arrangements, written or otherwise for the declaration or issuance of any other series of the remaining 20,000,000 shares of Preferred Stock and that except for the proportional drilling expense of up to $11,000,000 of the approximate $19,500,000 proceeds from the proposed sale of the Series A Preferred Stock, the issuance of the Series A Preferred Stock is not part of the acquisition of the 22% interest.



                                  Forms 10-QSB

Controls and Procedures
-----------------------

  3. Item 307 of Regulation S-B requires the effectiveness of the small business issuer's disclosure controls and procedures to be evaluated as of the end of the period covered by the report. Ensure that your evaluation of the effectiveness of disclosure controls and procedures was conducted as of the end of the period covered by the report and revised this section to reflect such date of the evaluation.


  4. This section indicates that "[t]here have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company completed its evaluation." Revise to comply with Item 308(c) of Regulation S-B. Specifically, disclose whether there have been "any changes" as opposed to "significant changes." Consult the last paragraph of section II.J found in Release No. 33-8238 for additional guidance.

      Further revise this section to address change(s) that "materially affect or reasonably likely to materially affect" rather than "significantly affect" the Company's internal control over financial reporting.

  5 You cite to the incorrect rule for the definition of "disclosure controls and procedures." Revise to reflect the correct rule. See Rules 13a-15(e) and 15d-15(e) for additional guidance.

The two Form 10-QSB's will be amended to revise the Part I, Item 3. Controls and Procedures sections as per the comments.

Please note that the date of the shareholder meeting has been rescheduled for May 20, 2005.

Please contact me at the above address, telephone and fax numbers as soon as the staff has reviewed the proposed changes to the Schedule 14A and the amended filings as it is the Company's hope to file the definitive proxy statement as soon as possible and proceed with printing and mailing by April 5, 2005.

Sincerely,


/s/ Dennis Brovarone
--------------------
Dennis Brovarone




cc: Apolo Gold Inc.